

September 28, 2010

via U.S. mail and facsimile

Mr. Andrew S. Prince, Chief Executive Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

> **RE: Precision Aerospace Components, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 30185**

Dear Mr. Prince:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief